PRESS RELEASE

SOURCE:  Neptune Technologies & Bioressources Inc.

“Neptune Technologies & Bioressources Inc.

 Announces Glucosamine/NKO™ Launch, in Japan.”

NTB: TSX-V

Laval Quebec CANADA, December 22, 2005 – Neptune Technologies and Bioressources Inc., is pleased to announce a new Glucosamine/NKO™ blend through a strategic partnership with Koyo Chemical Co., Ltd.

This new Joint Health Complex, to be launched in Japan, is a powerful anti-inflammatory and cartilage regenerating formulation comprised with Glucosamine and Neptune Krill Oil (NKO™).  The partnership also includes an agreement by which Neptune will exclusively introduce the Joint Health Complex to the North American and European markets.

“We are pleased with our agreement with Neptune, allowing us to utilize NKO™ as our main ingredient in our Joint Health Complex product.  NKO™, by its anti-inflammatory potency will enhance the Glucosamine benefits for our Japanese consumers.  They’ll definitely embrace our new Joint Health Complex with NKO™ inside” said Mr. Taro Terashi, President at Koyo Chemical Co., Ltd.  “Additionally our company will benefit from Neptune’s presence and NKO™ recognition, as well as, the popularity of Glucosamine, in the occidental market” added Mr. Taro Terashi.

“The Koyo Chemical deal is an important one, they have the most extensive distribution network in Japan, through drug stores, direct sales, retail food chain and health care practitioners which reaches 127 Million consumers,” said Mr. Gang He, Director of Sales, Asia for Neptune Technologies & Bioressources Inc. “More impressively, Koyo Chemical Ltd., was the first ever manufacturer of Glucosamine in Japan, and the first Japanese company to be Food Raw Material GMP certified.  The new Glucosamine/NKO™ product, a powerful Joint Health Complex will rapidly cross the Japanese border, as the Neptune Koyo partnership has a reciprocal and mutual agreement, including the opportunity for Neptune to introduce the new Joint Health Complex with Glucosamine/NKO™, in North America and Europe,” added Mr. Gang He.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process; Neptune OceanExtract™.  Using our exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.  Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research.  Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products.  The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

Forward Looking Statements:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries:

Neptune Technologies & Bioressources Inc.

Henri Harland

henrih@neptunebiotech.com
President & C.E.O.

Serge Comeau
sergec@neptunebiotech.com
Director, Investor Relations